                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 5, 2002




                               MADGE NETWORKS N.V.
                 (Translation of registrant's name into English)

                              Keizersgracht 62-64,
                                1015 CS Amsterdam
                                 The Netherlands

                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F    X         Form 40-F
                         -------                -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes                 No    X
                        -------            -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-     N.A.
                       ----------


                               Page 1 of 20 Pages
                         Exhibit Index Appears on Page 4

                               MADGE NETWORKS N.V.


ITEM 1.  PROXY STATEMENT

On or about June 1, 2001, Madge Networks NV (the "Company") distributed to its shareholders a Notice of Meeting and Proxy Statement relating to the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on June 27, 2002. At the meeting, the Company's shareholders will consider and vote upon the following items:- (1) the election of one managing director; (2) acknowledging the resignation of Michael Fischer from the Supervisory Board and the granting to Mr. Fischer a discharge for his duties as a member of the Supervisory Board;
(3) correction of the mistake made in the Notice sent out for the Special General Meeting held on October 10, 2001 by ratifying an amendment to the companies 1993 Employee Stock Option Plan to increase the number of shares reserved for issuance under the plan to 6,500,000; (4) the adoption of the annual accounts of the Company for the fiscal year ended December 31, 2001; (5) granting discharge to all members of the Management Board and the Supervisory Board for all matters apparent from the Annual Accounts for the fiscal year ended December 31, 2001; (6) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2002; (7) the approval of the designation of the Management Board for a period of five years from the Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; (8) the authorization of the Management Board during such five year period to limit or exclude the pre-emptive rights provided for in the Articles of Association of the Company or by law; and (9) authorizing the Management Board to repurchase common shares of the Company.


Attached as Exhibit 1 to this Form 6-K is a copy of the Notice of 2002 Annual General Meeting and Proxy Statement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Madge Networks N.V.


                                         By:   /s/ Martin Malina
                                               ---------------------
                                               Martin Malina
                                               Managing Director


Date:  June 5, 2002

                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----
Exhibit 1     Notice of 2002 Annual General Meeting and Proxy Statement      5

To Our Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders of Madge Networks N.V. ("Madge") to be held at 12.30 p.m., Netherlands Time, on Thursday, June 27, 2002, at the offices of Madge's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands. At this meeting, you will be asked to consider and vote upon a number of matters detailed in the enclosed Notice of Meeting and Proxy Statement.

         2001 was a year of great change for Madge. We successfully achieved external funding for Red-M, maintaining an equity position in Red-M which positions us to benefit from the upside future potential in Red-M. We streamlined the Token Ring business and realigned the corporate function in line with the new business requirements. We made the difficult decision to discontinue the Madge.web business. This decision, once made, was executed swiftly and going forward we have been able to significantly reduce the historical liabilities of Madge.web. These combined actions resulted in a significantly reduced break-even point and a return to profitability for Madge in 2001.

         Madge has started 2002 as a focused network products company with a large customer base, a good customer reputation and quality track record, a strong management team and dedicated and motivated employees.

         The first quarter 2002 results were disappointing. Against a back drop of continuing difficult economic conditions, we experienced a quarter on quarter reduction in revenue numbers, resulting in an overall net loss. We believe revenues were impacted by customers delaying buying decisions and by two of our major European distributors entering into insolvency proceedings. We have taken steps to address distribution issues arising from the insolvency's and we will be looking to maximize revenue from our Token ring business.

         Control over the Company's cash management and the focus on working capital continues to be a high priority for management and we have made progress on rebalancing our balance sheet. We are concentrating on controlling our levels of current assets such as inventories and accounts receivables and on reducing our level of current liabilities. As part of a reorganization of our working capital finance, management has, with a new vendor, replaced the Company's current line of credit covering U.S. receivables.

         We are pleased to report positive progress on our new product development with the announcement of a new enterprise wireless network strategy, roadmap, and launch products. We have launched our Smart Wireless product family and the first four products in this family are expected to be available in the second quarter of 2002. We are anticipating modest revenues from this new wireless product family in 2002.

         Looking forward to the remainder of the year, whilst the financial results were disappointing for the first quarter of 2002 we believe we are taking the necessary steps to maximize revenues from our Token Ring business. We will continue to monitor the underlying cost base and tight controls over the balance sheet will be a high priority for management. We hope to be able to build on the achievements of 2001 and believe that the introduction of the new Smart Wireless product family will be the first step to renewed growth for Madge Networks.

         On behalf of the Board of Madge, we thank you for your support.


                                         Sincerely,


                                         /s/ Martin Malina

                                         Martin Malina
                                         Managing Director, Madge Networks N.V.

                               MADGE NETWORKS N.V.
                               KEIZERSGRACHT 62-64
                       1015 CS AMSTERDAM, THE NETHERLANDS


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD JUNE 27, 2002 AT 12:30 P.M.

To the Shareholders of MADGE NETWORKS N.V.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of MADGE NETWORKS N.V. ("Madge" or the "Company") will be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on June 27, 2002 at 12:30 p.m., local time, for the following purposes:

1. To elect one managing director to hold office until the 2003 Annual General Meeting and until his successor is duly elected and qualified;

2. To acknowledge the resignation of Michael Fischer from the Supervisory Board and to grant Mr Fischer discharge from his duties as a member of the Supervisory Board;

3. To correct the mistake made in the notice sent out for the Special General Meeting held on October 10, 2001 and to ratify the amendment to the Companies 1993 Employee Stock Option Plan to increase the number of common shares reserved for issuance under the plan by 6,500,000 and not the stated 5,500,000;

4. To adopt the Annual Accounts of the Company for the year ended December 31, 2001 and to discuss the annual report;

5. To grant full discharge to all members of the Management Board and Supervisory Board for all matters apparent from the Annual Accounts for the year ended December 31, 2001;

6. To approve the appointment of Ernst & Young as the Company's Netherlands and worldwide auditors for the year ending December 31, 2002;

7. To approve the designation of the Management Board for a period of five years from the date of the Annual General Meeting as the body authorised to issue all common and preferred shares to the extent permitted by law and to grant options to purchase such shares;

8. To authorize the Management Board, for a period of five years from the date of the Annual General Meeting, to limit or exclude the pre-emptive rights provided for in the Articles of Association of the Company or by law; and

9. To authorize the Management Board, for a period of 18 months from the date of the Annual General Meeting to repurchase common shares of the Company for a purchase price not exceeding the fair market value thereof, to the extent permitted by law.

Only holders of record of common shares of the Company at the close of business on May 20, 2002 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 20, 2002 will be entitled to vote at the meeting.

The accompanying Proxy Statement solicits proxies with respect to the matters identified in Items 1 through 9 above for use at the Annual General Meeting or at any adjournment thereof. Holders of common shares are encouraged to attend the meeting and vote on all matters requiring a vote.


By Order of the Management Board,


/s/ Christopher Semprini

Christopher Semprini
Chief Financial Officer

May 29, 2002


WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING ENVELOPE.

                               MADGE NETWORKS N.V.
                               KEIZERSGRACHT 62-64
                       1015 CS AMSTERDAM, THE NETHERLANDS


                 -----------------------------------------------
                                 PROXY STATEMENT
                 -----------------------------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the Management Board of MADGE NETWORKS N.V. ("Madge" or the "Company"), a Netherlands corporation, for use at the Annual General Meeting of Shareholders of Madge (the "Annual General Meeting") to be held at the offices of the Company's Dutch counsel, Houthoff Buruma, Parnassusweg 126, 1070 AM Amsterdam, The Netherlands, on June 27, 2002 at 12:30 p.m., local time, and any adjournment thereof, for the limited purpose of voting with respect to (1) the election of one managing director; (2) acknowledging the resignation of Michael Fischer from the Supervisory Board and the granting to Mr. Fischer a discharge for his duties as a member of the Supervisory Board; (3) correction of the mistake made in the Notice sent out for the Special General Meeting held on October 10, 2001 by ratifying an amendment to the companies 1993 Employee Stock Option Plan to increase the number of shares reserved for issuance under the plan to 6,500,000; (4) the adoption of the annual accounts of the Company for the fiscal year ended December 31, 2001;
(5) granting discharge to all members of the Management Board and the Supervisory Board for all matters apparent from the Annual Accounts for the fiscal year ended December 31, 2001; (6) the approval of the appointment of Ernst & Young as the Company's Netherlands and world-wide auditors for fiscal year 2002; (7) the approval of the designation of the Management Board for a period of five years from the Annual General Meeting as the body authorized to issue all common and preferred shares and to grant options to purchase such shares; (8) the authorization of the Management Board during such five year period to limit or exclude the pre-emptive rights provided for in the Articles of Association of the Company or by law; and (9) authorizing the Management Board to repurchase common shares of the Company.

Only holders of record of common shares at the close of business on May 20, 2002 will receive notice of the meeting. In accordance with Dutch Law, the Management Board has determined that only holders of record of common shares at the close of business (New York time) on June 20, 2002 (the "Record Date") will be entitled to vote at the meeting. Holders of common shares as of the Record Date are entitled to vote at the Annual General Meeting and are entitled to one vote for each common share held. Holders of common shares as of the Record Date are encouraged to attend the Annual General Meeting and to cast their votes on all matters requiring a vote. In the event of an adjournment of the Annual General Meeting the Management Board will set a new record date for the adjourned meeting as of a date not earlier than one week before the date of such meeting. The vote required to approve any of the matters to be voted upon at the Annual General Meeting (or any adjournment thereof) is a majority of the votes cast. At the close of business on March 31, 2002, Madge had outstanding 54,039,739 common shares.

Any holder of common shares giving a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation which is delivered prior to the Annual General Meeting (or any adjournment thereof) to the Management Board of Madge at the address set forth at the beginning of this Proxy Statement; (ii) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked if such proxy is delivered to the Management Board of Madge before the Annual General Meeting (or any adjournment thereof) at the address set forth at the beginning of this Proxy Statement; or (iii) at the Annual General

Meeting and any adjournment thereof, if the shareholder is present and elects to vote in person. Mere attendance at the Annual General Meeting or any adjournment thereof will not serve to revoke a proxy. A person who is not a shareholder of the Company as of the Record Date, or as of the record date for any adjournment of the Annual General Meeting, as the case may be, will be ineligible to vote at the meeting or to submit or revoke a proxy for the meeting and any proxies previously granted by such person will be invalid and no longer of any force or effect.

This Proxy Statement and the accompanying proxy card are being mailed to Madge shareholders as of May 20, 2002. The managing director, supervisory directors, officers and other employees of Madge may solicit proxies with respect to proposals included in Items 1 through 9 of the Notice of Annual General Meeting, which are discussed in this Proxy Statement, by personal interview, telephone, telegraph, e-mail or facsimile without special compensation. Any costs of solicitation will be borne by Madge.

Unless otherwise instructed all proxies returned to the Company will be voted FOR the election of Martin Malina as managing director (Item 1) and FOR proposals 2 and 3 and 5 through 9, and FOR the adoption of the 2001 Annual Accounts in the form proposed by the Management (Item 4).

A copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2001 (the "2001 Annual Report") is being mailed to shareholders of Madge as of May 20, 2002 together with this Proxy Statement. Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Proxy Statement and prior to the date of the Annual General Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be part hereof from the date of filing such document. Copies of the Company's Annual Report on Form 20-F and copies of this Proxy Statement will be available for shareholders at the offices of the Company.

MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

If you and other residents at your mailing address hold your shares of stock in street name through a broker or bank, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice of sending only one copy of annual reports and proxy statements is known as 'householding' and is designed to reduce printing and postage costs. If you did not respond that you did not want to participate in householding, you were deemed to have consented to the process. Your broker or bank will send one copy of our 2001 Annual Report on Form 20-F and Proxy Statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm or bank, and your account number to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717 (or telephoning 800-542-1061 in the United States/ +1 631 254 7067 from outside the United States). The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this Proxy Statement or our 2001 Annual Report on Form 20-F and you would like to receive separate copies, we will send copies to you promptly upon your request. Please address your request to the Investor Relations Manager, Madge Networks N.V., Wexham Springs, Framewood Road, Wexham, Slough SL3 6PJ, U.K. or call the Company at +44 (0)1753 661000.

Certain of the statements included in this Proxy Statement and the 2001 Annual Report or in any document incorporated herein by reference that express the Company's "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, including statements regarding, among other things, the Company and its current and future planned products and services, the adequacy of its financial resources, as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of

1995 and involve risks and uncertainties referred to under "Item 3D - Key Information - Risk Factors" in the 2001 Annual Report and elsewhere herein and therein, including any such incorporated document, that could cause actual results to differ materially. Shareholders are urged to read the 2001 Annual Report, including the "Risk Factors" set forth therein.



ITEM 1 & 2 -- ELECTION OF A MANAGING DIRECTOR AND ACKNOWLEDGEMENT OF THE
              RESIGNATION OF MICHAEL FISCHER

GENERAL

The Company's Board consists of both a Supervisory Board composed of supervisory directors and a Management Board, presently composed of one managing director. Under the laws of The Netherlands, supervisory directors are required to be independent directors and managing directors are required to be corporate executives. The Supervisory Board has the primary responsibility for supervising the general course of corporate affairs as conducted by the Management Board and recommending for adoption by the shareholders the annual financial statements of the Company. The Management Board is responsible for the day-to-day operations of the Company. References in this Proxy Statement to the "Board" refer to the combined Supervisory and Management Boards.

The Company's Articles of Association provide for one or more managing directors and one or more supervisory directors, but do not provide for a maximum number of directors. The Company presently has one managing director and three supervisory directors, Michael Fischer, Alex Vieux and Robert Madge. Michael Fischer, Alex Vieux and Robert Madge were appointed by the shareholders and they will hold office until the expiration of such member's term of office (which in the case of Michael Fischer at this Annual General Meeting, in the case of Alex Vieux is June 2003 and in the case of Robert Madge is June 2004) or until the member's resignation, death or removal, with or without cause, by the shareholders. The Supervisory Board also have appointed Robert Madge to the position of designated Supervisory Board member, which means he is charged with the task of intensive supervision of the Management Board and consultation with the Management Board on a regular basis. Robert Madge was appointed to this position on October 19, 2001.

The Company's Supervisory Board has a rotation plan that effectively divides the Supervisory Board into classes with staggered three-year terms. Once Michael Fischer has left the Supervisory Board (after this Annual General Meeting) there will only be two Supervisory Board directors. Therefore this will mean only one supervisory director stands for election at two out of every three Annual General Meetings of shareholders, with the other supervisory director continuing for the remainder of his respective term. While the Board has been searching diligently for an additional supervisory director to be elected either by the shareholders or the Supervisory Board, an appropriate candidate has not yet been identified. Under the Articles, as the Supervisory Board can appoint one third of its members, the Supervisory Board effectively could appoint another member as an additional member to serve until the next Annual General Meeting following their appointment. However, shareholders cannot vote at all with respect to the election or removal of supervisory directors appointed by the Supervisory Board, and any such supervisory director will only serve until the next annual general meeting of shareholders.

The Company's Management Board has agreed to stand for election at this Annual General Meeting of Shareholders.

ITEM 1.  NOMINEE FOR MANAGEMENT BOARD

The following information is furnished with respect to the person proposed by the Supervisory Board for election as the sole member of the Company's Management Board.

THE SUPERVISORY BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEE IDENTIFIED BELOW. THE ACCOMPANYING PROXY WILL BE VOTED FOR THE ELECTION OF THE FOLLOWING NOMINEE UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

MARTIN MALINA, 47, has been Chief Executive Officer since July 2001. Prior to that he had been the Senior Vice President of Lines of Business for Madge.web since April 2000. Mr. Malina also served as Madge.web's Vice President of Global Marketing from January 1999 to April 2000. Prior to January 1999, Mr. Malina worked at Digital (Compaq), where he was number two in the European marketing operation and responsible for the strategy and implementation of Digital's Internet activities. He also held various senior product marketing positions both in the United States and in Europe. Mr Malina has served as a member of our Management Board since October 10, 2001


ITEM 2. ACKNOWLEDGEMENT OF THE RESIGNATION OF MICHAEL FISCHER FROM THE SUPERVISORY BOARD AND GRANTING OF FULL DISCHARGE TO HIM FOR HIS SERVICES AS A MEMBER OF THE SUPERVISORY BOARD.

Mr Fischer has resigned his position on the Supervisory Board effective as of the date of this Annual General Meeting. Under Dutch law, a shareholders' vote granting discharge to a retiring Supervisory Board member for his service as supervisory director will extend to all matters that are apparent to shareholders from the annual accounts adopted from time to time by the general meeting of shareholders through the date of discharge, subject to certain exceptions in the case of bankruptcy.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


INCUMBENT MEMBERS OF THE SUPERVISORY BOARD

The following information is furnished with respect to the incumbent members of the Supervisory Board whose term extends beyond the 2002 Annual General Meeting.

ALEX S. VIEUX has served as a supervisory director since the 2000 Annual General Meeting of Shareholders and his term is due to expire with the Annual General Meeting to be held in 2003. Mr. Vieux is the founder and chairman of DASAR Brothers, Inc., a leading source for IT industry information and interaction in the global market. Mr. Vieux is experienced in all aspects of the IT sector, having built two successful software companies. He has also taught Economics at the Universite de Paris-La Sorbonne, worked as a consultant for Accenture (formerly Andersen Consulting) and was the U.S. business correspondent for the French daily newspaper Le Monde. He is a director of Check Point Software and a number of private and public companies. In addition, Mr. Vieux serves as senior advisor to the French Minister of Industry, Finance and Economics, and is the chairman of Infotech, the French IT commission.

ROBERT H. MADGE is our Chairman and was appointed to the Supervisory Board by our shareholders on October 10, 2001. His term is due to expire with the Annual General Meeting to be held in 2004. On October 19, 2001, Mr. Madge was appointed by the Supervisory Board to the position of designated supervisory board member. Prior to that Mr Madge had served as Managing Director, Chief Executive

Officer and President of Madge since 1993. Mr Madge founded our predecessor, Madge Networks Limited in 1986 and was its Chairman and Chief Executive Officer from inception through June 1993. Previously, Mr. Madge was Technical Director of Intelligent Software, a developer of computer programs and products, and General Manager of Enterprise Computers, a British manufacturer of personal computers.

MEETINGS AND COMMITTEES OF THE BOARD

The Board met six times during 2001. Each incumbent director attended more than 75% of the meetings of the full Board and 75% of the meetings of all committees of the Board on which he served. The Board has two standing committees, the Compensation Committee and the Audit Committee. The members of the Compensation Committee since the last Special General Meeting, (October 10, 2001) are Michael Fischer, Alex Vieux and Robert Madge. The Compensation Committee, which met twice during 2001, administers the Company's stock option plan and employee stock purchase plan and provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. The members of the Audit Committee since the last Special General Meeting (October 10, 2001) are Michael D. Fischer and Alex Vieux. The Audit Committee met once during 2001. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. Madge has no standing nominating committee.

COMPENSATION OF DIRECTORS

Remuneration for the Supervisory Board is determined by the shareholders and for the Management Board is determined by the Board. The latter determination has been delegated by the Board to the Compensation Committee.

During the year ended December 31, 2001, Managing Director Martin Malina received cash compensation for serving as Managing Director and Chief Executive Officer of the Company. The managing director receives an annual fee of $25,000 and each supervisory director receives an annual fee of $32,500. Martin Malina, however does not receive this fee in addition to his compensation disclosed in our 2001 Annual Report on Form 20-F. Each director is also paid $1,000 per meeting of the Board attended in person and $500 per meeting of the Board attended by conference telephone, and upon appointment the members of the Supervisory Board are granted 100,000 options subject to the vesting of the Directors Option Plan. The Company reimburses its managing director and the supervisory directors for any expenses incurred in attending meetings of the Board. Robert Madge, in his capacity as designated supervisory board director also receives an annual fee of $65,000 and an additional option grant of 400,000 options under the same vesting provisions as the other options granted to the Supervisory Board members. In addition Mr Madge has also been given a consultancy agreement with the company and our affiliates for a period of 24 months from October 2001, in relation to the past activities of these companies and the strategic development of our business. Under this arrangement he will receive $10,000 per month for 24 months. Mr Madge also serves as a director of our Red-M board and in return for this he will receive $21,000 per annum from the Company whilst a director, as well as certain bonus payments in the event that the Company realizes at least $20 million from its Red-M investment over the next six years. The amounts payable to Mr. Madge will increase until the Company realizes $85 million from its Red-M investment, when a final amount would be payable to Mr. Madge.

                                   MANAGEMENT

The following table sets forth the names and positions of our present executive officers and continuing supervisory directors, and such persons' ages as of March 31, 2002:

NAME                      AGE      POSITION
----                      ---      --------
Martin Malina             47       Managing Director; (since October 10, 2001)
                                   Chief Executive Officer (since July 19,
                                   2001).

Robert H. Madge           49       Chairman of the Board; Designated Supervisory
                                   Director (since October 19, 2001);
                                   Consultant (since October 10, 2001);
                                   Managing Director (1);
                                   Chief Executive Officer and President of
                                   Madge (1);
                                   Chief Executive Officer of Madge.web (1).

Christopher Semprini      45       Chief Financial Officer (since December 27,
                                   2001).

Michael D. Fischer        51       Supervisory Director

Alex S. Vieux             44       Supervisory Director

--------------
(1) Mr. Madge ceased to be Managing Director with effect from October 10, 2001, ceased to be Chief Executive Officer and President with effect from July 19, 2001 and ceased to be Chief Executive Officer of Madge.web with effect from April 27, 2001.


See page 8 for biographical information regarding Mr. Malina.

See page 8 for biographical information regarding Mr. Madge.

CHRISTOPHER SEMPRINI joined Madge in August 2000 as Finance Director of Madge.web, becoming Deputy Chief Financial Officer of Madge Networks in August 2001, and Chief Financial Officer in December 2001. Prior to joining Madge, Mr. Semprini worked for Heidelberg Graphic Equipment as Head of Finance in the United Kingdom, and before that was Finance Director of ABB Daimler-Benz Transportation (Signal) Ltd, working for the company and group for 11 years. Prior to this Mr. Semprini held financial management and audit positions in STC Components and qualified as a Chartered Accountant in 1980 with Binder Hamlyn.

MICHAEL D. FISHER served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a supervisory director since June 1993. In 1999 he was re-elected to the Supervisory Board for a term ending with the Annual General Meeting to be held in 2002. Mr. Fischer is a director of RM plc, a U.K. personal computer company that he co-founded in 1973, and is also the chairman of Alamy.com Limited, a U.K. company that has a Global Image Exchange for people trading web images. Mr. Fischer will be stepping down from this position with effect from this Annual General Meeting.

See page 8 for biographical information regarding Mr. Vieux.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2002 of each of our executive officers and continuing supervisory directors.

                                           AMOUNTS AND NATURE OF       PERCENT
                                          BENEFICIAL OWNERSHIP (1)     OF CLASS
                                          ------------------------     --------
Martin Malina (2)                                       --               --
Robert H. Madge (3)                             28,742,181               53.02%
Michael D. Fischer (4)                             100,545                *
Alex S. Vieux (5)                                    8,334                *
Christopher Semprini (6)                                --               --

Executive Officers and Supervisory
Directors as a group (5 persons)                28,851,060               53.21%

--------------
*      Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 54,039,739 common shares outstanding as of March 31, 2002, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Martin Malina does not have any stock options that have vested. He was granted 2,166,704 stock options upon his appointment as Chief Executive Officer in July 2001 which will start to vest in July 2002.

(3) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee (Mr. Madge disclaims beneficial ownership of all such shares) and
       (iii) 166,668 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Of the 28,494,763 shares listed in
       (ii) above, 9,916,763 shares have been issued to Volendam Investeringen N.V. ("Volendam") and 17,378,000 shares were initially pledged to JP Morgan Securities Inc. (as successor to Hambrecht & Quist LLC) ("JP Morgan") pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been for approximately the last 13 months. The Company has been advised by Hartland Holdings that Hartland Holdings and JP Morgan have entered into a waiver agreement pursuant to which, subject to certain conditions, JP Morgan waived enforcement of its rights to foreclose on the collateral until November 24, 2003. In exchange for the waiver, JP Morgan obtained a pledge of an additional 6,000,000 shares from Volendam (which are also included among the number of shares described above as owned directly or indirectly by trusts established by Mr. Madge), and a right to share in any increases in the share prices above $0.47.

       Under applicable federal securities laws, JP Morgan could be deemed a beneficial holder of those 23,378,000 shares either separately or together with Hartland Holdings and Volendam. If JP Morgan were to foreclose on all of the pledged shares for any event of default, the number and percentage ownership of shares would be 5,364,181 and 9.90%, respectively, for Mr. Madge, and 23,378,000 and 43.26%, respectively, for JP Morgan. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V..

(4) Includes 6,667 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002.

(5) Includes 8,334 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002.

(6) Christopher Semprini does not have any stock options that have vested. He was granted 541,676 stock options upon his appointment to Madge in August 2001 which will start to vest in August 2002. Mr. Semprini is Chief Financial Officer of Madge.


                              CERTAIN RELATIONSHIPS

Robert Madge's employment was terminated by mutual consent with effect from October 10, 2001 following the replacement of Mr Madge as Chief Executive Officer and the relinquishing of his responsibilities as Managing Director. The agreement required a settlement payment to be made to Mr. Madge, as compensation for loss of office of $24,167.00 per month for 24 months starting October 28, 2001. This settlement was in line with Dutch employment law practices. With effect from October 10, 2001 we also entered into a consultancy arrangement with Mr Madge for him to provide consulting services to Madge Networks and our affiliates for a period of 24 months in relation to past activities of these companies and the strategic development of our businesses. Under this arrangement, he will receive a further $10,000 per month for 24 months starting October 28, 2001. Mr Madge was entitled to receive a bonus of $100,000 under his previous employment arrangements for the year ended December 31, 2000. Such bonus payment is being paid in 24 monthly instalments starting October 28, 2001. Mr Madge has also been paid three months' salary in lieu of his notice period. This amount of $134,880 is being paid in three monthly instalments starting October 2001.

Mr. Madge also receives compensation in his roles of supervisory director and designated supervisory director as approved by our shareholders at the shareholders' meeting on October 10, 2001. As supervisory director, Robert Madge receives an annual fee of $32,500 (plus meeting attendance fees) and has received options for 100,000 shares upon his election. In addition, as the designated supervisory director, he receives an additional annual fee of $65,000 and has been granted options over an additional 400,000 shares following his appointment to this role. One third of both sets of options he has been granted vested immediately (October 2001), as per the options of the other supervisory board directors.

As compensation for Mr. Madge agreeing to sit on the board of Red-M as one of the Madge Designated Directors, he will also receive $21,000 per annum from the Company while a director, as well as certain bonus payments in the event that the Company realizes at least $20 million from its Red-M investment over the next six years. The amounts payable to Mr. Madge will increase until the Company realizes $85 million from its Red-M investment, when a final amount would be payable to Mr. Madge.

In January 2002 we entered into a Development and Supply Agreement with Red-M for Red-M to develop a wireless token ring access server product that we would then purchase from them. The product will be a

Madge branded product and we will have the exclusive rights to resell this product. The agreement also gave us the right to purchase other products of Red-M for resale.

Pursuant to a loan agreement entered into on September 26, 2000 between Madge.web N.V. and Volendam, a private investment company sponsored by our Chairman, Robert Madge, Madge.web N.V. owed Volendam $624,035 in unpaid interest. In September 2001 and then by a subsequent agreement in May 2002, amending the original agreement, Madge.web NV agreed to pay the interest due in monthly instalments until February 2003, plus further interest on such sum, at a rate of 2% above LIBOR, calculated from January 26, 2001 (when the debt was due to be paid) until the debt is finally paid. Madge Networks N.V. also agreed to guarantee the payment of such debt and interest.

We have entered into indemnification agreements with each of our executive officers and directors. In general, these agreements require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of our affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act is against public policy.


ITEM 3 -- CORRECTION OF MISTAKE MADE IN NOTICE SENT OUT FOR THE SPECIAL GENERAL MEETING HELD ON OCTOBER 10, 2001

In the notice that was sent out for the Special General Meeting held on October 10, 2001 the wording for the ratification of the increase of the number of share under the Employee Stock Option Plan ("the Option Plan") in some place was stated as being an increase of 6,500,000 and in others an increase of 5,500,000. The Board did amend the Option Plan by a total of 6,500,000 to 21,000,000 and so the number that the shareholders should have been asked to ratify at the Special General Meeting was 6,500,000. While shareholder approval of this increase in the Option Plan is not required under Dutch law, shareholder approval is desired for, among other things, U.S. tax purposes. The shareholders are asked to ratify this increase of 6,500,000.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


ITEMS 4 THROUGH 9 -- CERTAIN OTHER MATTERS TO BE VOTED ON AT THE ANNUAL GENERAL
                     MEETING

The Company has been advised by its Netherlands counsel, Houthoff Buruma, that it is either required by Netherlands law or appropriate by custom in the current circumstances to present the matters identified in Items 4 and 9 in the Notice of Annual General Meeting. Set forth below is a brief description of these matters. Holders of common shares are encouraged to vote on all matters.


ITEM 4. ADOPTION OF ANNUAL ACCOUNTS. Section 101 of Volume 2 of The Netherlands Civil Code provides that the Annual Accounts of the Company prepared in accordance with Netherlands generally accepted accounting principles ("Dutch GAAP") shall be presented to and adopted by the Company's shareholders at the Annual General Meeting. If the Dutch GAAP Annual Accounts as prepared by management are not adopted, the specific changes sought by those voting against adoption must be specified. A copy of the Dutch GAAP Annual Accounts as prepared by management is available for review at the Company's offices listed at the beginning of this Proxy Statement and will be mailed to shareholders upon request.

The Company's ability to pay dividends and to repurchase shares depends, among other things, on its shareholders' equity as shown on its Dutch GAAP Annual Accounts.

A copy of the Company's audited financial statements prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is included in the Company's 2001 Annual Report accompanying this Proxy Statement. Shareholders will not be requested to vote with respect to the Company's U.S. GAAP financial statements. Adoption of the Dutch GAAP Annual Accounts as prepared by management constitutes approval of the presentation of such Annual Accounts in the English language.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


ITEM 5. DISCHARGE OF ALL MEMBERS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD FOR FISCAL YEAR 2001. Following a recent change to Dutch law, adoption of the Annual Accounts will no longer automatically lead to discharge for the members of the Management Board and Supervisory Board for all matters apparent to shareholders from such Annual Accounts. In light of this change of law, the Board has added to this discharge as a separate item to the agenda of the Annual General Meeting in order for the shareholders to vote on this matter.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


ITEM 6. APPOINTMENT OF AUDITORS. The Board has selected Ernst & Young as independent auditors to audit the financial statements of Madge for the year ending December 31, 2002. Ernst & Young has acted as the Company's worldwide auditors since 1989 and acted as the Company's Netherlands auditors since 1993. A representative of Ernst & Young will be present at the Annual General Meeting, will be given an opportunity to make a statement if he or she desires to do so, and will also be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


ITEM 7. AUTHORIZATION TO ISSUE COMMON AND PREFERRED SHARES. Section 96 of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Management Board may be authorized to issue common and preferred Shares, and to grant options or other rights to acquire common and preferred Shares, for a fixed period not to exceed five years pursuant to a resolution duly adopted at a general meeting of shareholders. Such authorization was granted by the Special General Meeting of Shareholders held on October 10, 2001 for a period expiry at the 2006 Annual General Meeting. The Board proposes that the authorization to issue shares be extended for a period of five years from this Annual General Meeting. Pursuant to such authorization the Management Board will be authorized to issue shares, and to grant the right to acquire shares, within the limits of the Company's authorized and unissued shares as in effect from time to time. Shareholders may not subsequently vote to revoke the authorization granted to the Management Board.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.

ITEM 8. LIMITATION OF EXCLUSION OF PRE-EMPTIVE RIGHTS. Section 96a of the Netherlands Civil Code and Article 6 of the Company's Articles of Association provide that the Management Board may limit or exclude the shareholders' pre-emptive rights with respect to the issuance of common and preferred shares, and with respect to the grant of options or other rights to acquire common and preferred shares, for a fixed period not to exceed five years if such authority has been granted to the Management Board pursuant to a resolution of a general meeting of shareholders and if the authority to issue shares has also been granted to the Management Board for the same fixed period. Authorization to exclude pre-emptive rights was granted by the Special General Meeting held on October 10, 2001 for a period expiring with the 2006 Annual General Meeting of Shareholders. The Board proposes that the authorization to exclude pre-emptive rights be extended to a period of five years from this Annual General Meeting. Shareholders may not subsequently vote to revoke the authorization granted to the Management Board to exclude pre-emptive rights.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.


ITEM 9. REPURCHASE OF COMMON SHARES. Pursuant to Article 9 of the Company's Articles of Association, the Company may only acquire its own shares for consideration if such authority has been granted to the Management Board by a general meeting of Shareholders for a period not to exceed eighteen months. The Management Board requests authority to repurchase Common shares of the Company for a purchase price not exceeding the fair market value thereof, to the extent permitted by law. Such authorization was granted by the Special General Meeting of Shareholders held October 10, 2001 for a period expiring on December 31, 2002. The Management Board proposes that such authorization be extended for a period of up to 18 months from this Annual General Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOUR OF THIS ITEM.

                          ANNUAL REPORT TO SHAREHOLDERS

Madge's Form 20-F containing its 2001 Annual Report for the year ended December 31, 2001 includes the audited consolidated balance sheets as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2001, prepared in accordance with U.S. GAAP. The Form 20-F has been mailed to shareholders entitled to notice of the Annual General Meeting.


                              SHAREHOLDER PROPOSALS

Madge will, in future Proxy Statements of the Board, include shareholder proposals required to be included under Netherlands law. In order for a proposal by a shareholder to be included in the Proxy Statement of the Board relating to the Annual General Meeting of Shareholders to be held in 2003, that proposal must be received in writing by the Management Board of Madge at the address set forth at the beginning of this Proxy Statement by no later than March 31, 2003. Any shareholder representing at least ten percent of the Company's issued capital may submit proposals for inclusion in future Proxy Statements in accordance with Article 33 of the Company's Articles of Association and Section 110 of Book 2 of The Netherlands Civil Code.


By Order of the Management Board,


/s/ Christopher Semprini

Christopher Semprini
Chief Financial Officer


May 29, 2002


YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ACCOMPANYING ENVELOPE AS SOON AS POSSIBLE.